FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          OCTOBER 2004

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
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             (Exact Name of Registrant, as Specified in its Charter)

          16493-26TH AVENUE, SURREY, BRITISH COLUMBIA, CANADA, V3S 9W9
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                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]              Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________


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                                TABLE OF CONTENTS

Document 1                 Press Release dated October 21, 2004
Document 2                 Material Change Report dated October 21, 2004

                                                                      DOCUMENT 1

                              PROPERTY ACQUISITION

VANCOUVER, BRITISH COLUMBIA, OCTOBER 21, 2004 - AMADOR GOLD CORP (TSX-V:AGX) is pleased to announce that it has acquired an option to earn 100% interest in 21 claim units, known as the "Glass Claims", covering 840 acres in the historic Shoal Lake mining camp located 60 km west of Kenora, Ontario (the "Option"). The terms of the agreement are: issuance of 100,000 shares of Amador and payment of $93,000 over a 4-year period to the optionor. In addition, the property is subject to a 1 1/4% net smelter royalty ("NSR") in favour of the optionor with Amador given the right to purchase .5% of the NSR for $500,000.

The newly acquired claims are located contiguous to and to the north of Amador's KPM Property which covers the advanced-stage Cedar Island Mainland gold deposit. The newly acquired claims consolidate Amador's substantial landholdings in the Shoal Lake area. With this acquisition, Amador now controls 4 past producing gold mines and an additional 2.4 km of the highly prospective contact margin between north-trending volcanic flows and the Canoe Lake Quartz-Diorite Intrusion.

The Option covers the Crown Point Mine and the Tycoon shaft. The Crown Point Mine is located 2.5 km north of Amador's Mikado and Cedar Island Mines. The Crown Point has produced 3,428 grams of gold grading 22.85 g/t gold. The Crown Point shear zone occupies a fault-controlled contact between the Canoe Lake intrusion and feldspar-phyric mafic flows which have been intruded by porphyry dykes. A 460m long humus anomaly that remains untested by drill holes is spatially associated with the fault contact. In 1984, Selco sampled the Vent and Contact shafts at Crown Point and returned up to 15.4 grams per tonne gold.

The Tycoon shaft lies about 700 meters north and along strike of the Mikado Mine and Amador's Granozone deposit. Historic drill holes in the vicinity of the Tycoon workings have reportedly returned 3.35 meters grading 31.54 g/t gold and
6.1 meters grading 21.60 g/t Au hosted within veined stockworks of sericite-altered quartz diorite. Amador will seek to confirm these drill results with additional drilling of the Mikado shear structure.

Amador is planning to carry out a 10,000 meter drill program in early 2005. The program will include detailed in-fill drilling of high-grade shoots on the Cedar Island Mainland Zone, and drill testing a number of high-priority satellite targets including the Cedar Island and Mikado Mines at depth below the postulated plunge direction of gold mineralization mined during development. The Crown Point and Granozone will also be subject to drill investigation.

AMADOR GOLD CORP. is a growing junior exploration company with extensive mineral holdings in the historic Shoal Lake gold camp, Ontario ("KPM Property") and has recently acquired options on two separate mineral properties in the Red Lake Gold District, Ontario. The KPM Property is considered to be a key asset of Amador covering four past-producing mines as well as a number of high priority gold targets located along the highly prospective southwest contact margin between the Archean volcanic assemblage and the Canoe Lake Quartz Diorite Stock. Amador is looking to increase the mineral resource at KPM. The drill program will be used to generate an up-to-date resource calculation of the Cedar Island Mainland Zone and provide the framework to advance the project to the next stage of evaluation.

AMADOR GOLD CORP.

BY /S/S RUPERT L. BULLOCK
-------------------------

Rupert L. Bullock,
President

  The TSX-Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


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


                                                                      DOCUMENT 2

                                 BC FORM 53-901F

                                  SECURITIESACT

        MATERIAL CHANGE REPORT UNDER SECTION 85(L) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Every report required to be filed under section 85(l) of the SECURITIES ACT (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure".

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF T14E COMMISSION MARKED "CONFIDENTIAL".

1.       REPORTING ISSUER

         AMADOR GOLD CORP.
         c/o 16493 - 26th Avenue
         Surrey, British Columbia
         V3S 9W9

2.       DATE OF THE MATERIAL CHANGE

         October 21, 2004

3.       PRESS RELEASE

         Press release faxed to the TSX Venture Exchange and disseminated through Canada NewsWire, Vancouver Stockwatch and Market News. Press release also filed through SEDAR with the TSX Venture Exchange, the British Columbia Securities Commission and the Alberta Securities Commission.

4.       SUMMARY OF MATERIAL CHANGE

         The Issuer announced a property acquisition.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

                              "PROPERTY ACQUISITION

         VANCOUVER, BRITISH COLUMBIA, OCTOBER 21, 2004 - AMADOR GOLD CORP (TSX-V:AGX) is pleased to announce that it has acquired an option to earn 100% interest in 21 claim units, known as the "Glass Claims", covering 840 acres in the historic Shoal Lake mining camp located 60 km west of Kenora, Ontario (the "Option"). The terms of the agreement are: issuance of 100,000 shares of Amador and payment of $93,000 over a 4-year period to the optionor. In addition, the property is subject to a 1 1/4% net smelter royalty ("NSR") in favour of the optionor with Amador given the right to purchase .5% of the NSR for $500,000.

         The newly acquired claims are located contiguous to and to the north of Amador's KPM Property which covers the advanced-stage Cedar Island Mainland gold deposit. The newly acquired claims consolidate Amador's substantial landholdings in the Shoal Lake area. With this acquisition, Amador now controls 4 past producing gold mines and an additional 2.4 km of the highly prospective contact margin between north-trending volcanic flows and the Canoe Lake Quartz-Diorite Intrusion.

         The Option covers the Crown Point Mine and the Tycoon shaft. The Crown Point Mine is located 2.5 km north of Amador's Mikado and Cedar Island Mines. The Crown Point has produced 3,428 grams of gold grading 22.85 g/t gold. The Crown Point shear zone occupies a fault-controlled contact between the Canoe Lake intrusion and feldspar-phyric mafic flows which have been intruded by porphyry dykes. A 460m long humus anomaly that remains untested by drill holes is spatially associated with the fault contact. In 1984, Selco sampled the Vent and Contact shafts at Crown Point and returned up to 15.4 grams per tonne gold.

         The Tycoon shaft lies about 700 meters north and along strike of the Mikado Mine and Amador's Granozone deposit. Historic drill holes in the vicinity of the Tycoon workings have reportedly returned 3.35 meters grading 31.54 g/t gold and 6.1 meters grading 21.60 g/t Au hosted within veined stockworks of sericite-altered quartz diorite. Amador will seek to confirm these drill results with additional drilling of the Mikado shear structure.

         Amador is planning to carry out a 10,000 meter drill program in early 2005. The program will include detailed in-fill drilling of high-grade shoots on the Cedar Island Mainland Zone, and drill testing a number of high-priority satellite targets including the Cedar Island and Mikado Mines at depth below the postulated plunge direction of gold mineralization mined during development. The Crown Point and Granozone will also be subject to drill investigation.

         AMADOR GOLD CORP. is a growing junior exploration company with extensive mineral holdings in the historic Shoal Lake gold camp, Ontario ("KPM Property") and has recently acquired options on two separate mineral properties in the Red Lake Gold District, Ontario. The KPM Property is considered to be a key asset of Amador covering four past-producing mines as well as a number of high priority gold targets located along the highly prospective southwest contact margin between the Archean volcanic assemblage and the Canoe Lake Quartz Diorite Stock. Amador is looking to increase the mineral resource at KPM. The drill program will be used to generate an up-to-date resource calculation of the Cedar Island Mainland Zone and provide the framework to advance the project to the next stage of evaluation."

6.       RELIANCE ON SECTION 85(2) OF THE ACT

         Not Applicable

7.       OMITTED INFORMATION

         No information has been omitted from this form.

8.       SENIOR OFFICERS

         The following senior officers of the Issuer may be contacted about the material change:

         Rupert L. Bullock          President                     (604) 536-5357
         Beverly J. Bullock         Corporate Secretary           (604) 536-5357

         STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

         DATED at Surrey, British Columbia this 21st day of October, 2004.

                            BY /S/ BEVERLY J. BULLOCK
                            -------------------------

                               Beverly J. Bullock,
                               Corporate Secretary


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


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            AMADOR GOLD CORP.
                                           (Registrant)


Date:    October 21, 2004                   BY:  /S/ RUPERT L. BULLOCK
                                            ----------------------------
                                            Rupert L. Bullock, President